

Mail Stop 7010

March 12, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Robert W. Raiford
Chief Financial Officer
Englobal Corporation
654 Sam Houston Highway, Suite 400
Houston, Texas 77060

   RE: Form 10-K/A for the fiscal year ended December 31, 2006
      Form 10-Q for the period ended September 30, 2007
       File No. 1-14217

Dear Mr. Raiford:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

          Sincerely,

          Rufus Decker
          Accounting Branch Chief